UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number: 001-38262
_______________

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
_______________

Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
_______________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

Loma Negra Reports 4Q18 and FY18 results

Buenos Aires, March 7, 2019 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three and twelve-month periods ended December 31, 2018 (our “4Q18 and FY18 Results”).

Commencing with our in 4Q18 and FY18 Results, the Company is reporting results of its subsidiaries by applying International Accounting Standards 29 – IAS 29 (Financial Reporting in Hyperinflationary Economies) (“IAS 29”), as detailed in the “Review of Financial Results” on page 8.

4Q18 Key Highlights

●	Net revenue increased 2.8% YoY to Ps.6,936 million (US$182 million), mainly reflecting growth in Cement in Paraguay and the Concrete segment

●	Consolidated Adjusted EBITDA up 20.6% YoY to Ps.2,159 million (US$58 million), principally driven by the Cement, masonry, and lime segment in Argentina, further supported by growth across all other segments

●	Consolidated Adjusted EBITDA margin expanded by 459 basis points YoY from 26.5% to 31.1%

●	Excluding the application of IAS 29 the Consolidated Adjusted EBITDA margin expanded 496 basis points YoY from 26.9% to 31.9%

●	Net Debt /LTM Adjusted EBITDA ratio of 0.43x from 0.28x in FY17

FY18 Key Highlights

●	Net revenue up 7.9% YoY to Ps.26,807 million (US$789 million) mainly supported by a favorable pricing environment in Argentina

●	Consolidated Adjusted EBITDA rose 14.5% YoY to Ps.7,121 million (US$220 million) and Adjusted EBITDA margin expanded 153 basis points to 26.6%

The company has presented certain financial figures Table 1b and Table 11 below in U.S. dollars and Pesos without giving effect to IAS 29. The company has prepared all other all other financial information herein by applying IAS 291.

Commenting on the financial and operating performance for the fourth quarter of 2018, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We closed the year with another solid quarter, despite the challenging macro-economy environment in Argentina. Specifically, our core Argentine Cement business, delivered both Adjusted EBITDA growth and margin expansion, even with weaker volume demand in the country. We are also pleased to see that our concrete operations continued to deliver strong results, reaching record quarterly and annual volumes.”

“Consolidated Adjusted EBITDA margin increased by 459 basis points year-on-year, supported by the good performance in our core Cement businesses in Argentina and Paraguay, as well as in our Concrete business.”

“During 2018 cement demand in Argentina turned much weaker in the second half of the year resulting in a 2.6% year-on-year decline for the year as a whole. Looking into 2019, we expect the negative cycle that started in the second quarter of 2018 to turnaround by mid-year following expectations of overall economic recovery in the country. We remain focused on balancing growth and profitability while leveraging our leadership position

The expansion in L´Amalí plant continues to be a key element of our long-term growth strategy, as it will let us optimize our production footprint while provide much needed capacity for when demand recovers.”

1) Table 1b and Table 11-- Figures in US dollars result from the calculation of figures expressed in Argentine pesos and the average exchange rate for each reporting period (2018 figures exclude the impact of IAS 29 and 2017 figures are as previously reported)

Table 1: Financial Highlights
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	6,936	6,747	2.8%	26,807	24,839	7.9%
Gross Profit	2,045	1,807	13.2%	6,824	6,329	7.8%
Gross Profit margin	29.5%	26.8%	+270 bps	25.5%	25.5%	-2 bps
Adjusted EBITDA	2,159	1,790	20.6%	7,121	6,218	14.5%
Adjusted EBITDA Mg.	31.1%	26.5%	+459 bps	26.6%	25.0%	+153 bps
Net Profit	1,265	1,712	-26.1%	1,951	3,678	-47.0%
Net Profit attributable to owners of the Company	1,193	1,670	-28.5%	1,800	3,510	-48.7%
EPS	2.0016	2.9240	-31.5%	3.0198	6.1464	-50.9%
Shares outstanding at eop	596	596	0.0%	596	596	0.0%
Net Debt	3,061	1,748	75.1%	3,061	1,748	75.1%
Net Debt /LTM Adjusted EBITDA	0.43x	0.28x	0.15x	0.43x	0.28x	0.15x
Table 1b: Financial Highlights in Ps and in U.S. dollars (2018 figures exclude the impact of IAS 29 and 2017 figures are as previously reported)
In million Ps.	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	6,741	4,452	51.4%	22,163	15,287	45.0%
Adjusted EBITDA	2,149	1,199	79.3%	6,167	3,942	56.4%
Adjusted EBITDA Mg.	31.9%	26.9%	+496 bps	27.8%	25.8%	+204 bps
Net Profit	1,324	692	91.2%	2,169	1,700	27.5%
Net Debt	3,061	1,184	158.5%	3,061	1,184	158.5%
Net Debt /LTM Adjusted EBITDA	0.50x	0.30x	0.20x	0.50x	0.30x	0.20x

In million US$	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	% Chg.	2018	2017	% Chg.
Ps./US$, av	37.14	17.56	111.5%	28.09	16.56	69.6%
Ps./US$, eop	37.81	18.88	100.3%	37.81	18.88	100.3%
Net revenue	182	254	-28.4%	789	923	-14.5%
Adjusted EBITDA	58	68	-15.2%	220	238	-7.8%
Adjusted EBITDA Mg.	31.9%	26.9%	+496 bps	27.8%	25.8%	+204 bps
Net Profit	36	39	-9.6%	77	103	-24.8%
Net Debt	81	63	29.1%	81	63	29.1%
Net Debt /LTM Adjusted EBITDA	0.50x	0.30x	0.20x	0.50x	0.30x	0.20x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended December 31,			Twelve-months ended December 31,
		2018	2017	% Chg.	2018	2017	% Chg.
Cement, masonry & lime
Argentina	MM Tn	1.44	1.76	-18.4%	6.12	6.42	-4.7%
Paraguay	MM Tn	0.15	0.13	12.6%	0.57	0.57	-0.4%
Cement, masonry & lime total		1.58	1.89	-16.3%	6.68	6.99	-4.3%
Argentina:
Concrete	MM m3	0.27	0.24	13.6%	1.07	0.82	30.0%
Railroad	MM Tn	1.21	1.29	-6.6%	4.75	4.98	-4.6%
Aggregates	MM Tn	0.30	0.28	9.0%	1.09	1.07	1.6%
[2] Sales volumes include inter-segment sales

Sales volumes of cement, masonry and lime in Argentina during 4Q18 declined 18.4% to 1.44 million tons mainly impacted by soft demand and adverse weather conditions. In Paraguay, sales volumes increased 12.6% in fourth quarter to 0.15 million tons, beating industry performance.  As a result, consolidated total sales volumes of cement, masonry and lime for the quarter decreased 16.3% YoY to 1.58 million tons.

Sales volumes in the Concrete segment in Argentina were up 13.6% YoY to 0.27 million m3 reaching a new record high during 4Q18 benefitting from continued activity in public infrastructure projects, principally in the metropolitan area of Buenos Aires.

Aggregate volumes in 4Q18 increased 9.0% YoY to 0.30 million tons mainly due higher dispatches to the concrete segment reaching a record high in October. By contrast, Railroad segment volumes experienced a 6.6% decline versus the comparable quarter in 2017, affected by lower cement and aggregates demand, partially compensated by a higher fracsand volumes.

For FY18, Loma Negra reported a 4.3% YoY decline in total Cement, masonry and lime sales volumes mainly reflecting overall weak market demand in Argentina, while in Paraguay volumes remained relatively flat. Concrete volumes experienced a 30% YoY increase, reaching the record of 1.07 MMm3, and aggregates ended the year with a slight increase of 1.6% compared to FY 2017. Railroad segment volumes fell 4.6% in 2018 principally reflecting the slowdown in building materials transportation.

Review of Financial Results

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices.

Table 3: Consolidated Statement of Financial Position
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	% Chg.	2018	2017	% Chg.
Net revenue	6,936	6,747	2.8%	26,807	24,839	7.9%
Cost of sales	(4,891)	(4,939)	-1.0%	(19,983)	(18,510)	8.0%
Gross Profit	2,045	1,807	13.2%	6,824	6,329	7.8%
Selling and administrative expenses	(486)	(528)	-8.0%	(1,934)	(1,969)	-1.8%
Other gains and losses	91	121	-24.9%	109	116	-6.1%
Tax on debits and credits to bank accounts	(56)	(89)	-36.9%	(254)	(305)	-16.6%
Finance costs, net
Exchange rate differences	317	(388)	-181.7%	(1,242)	(124)	898.1%
Financial income	95	29	228.0%	27	28	-4.8%
Financial expenses	(226)	(82)	176.6%	(661)	(518)	27.8%
Gain on net monetary position	42	115	-63.7%	214	342	-37.6%
Profit before taxes	1,822	985	85.0%	3,083	3,900	-21.0%
Income tax expense
Current	(521)	(292)	78.5%	(1,049)	(1,062)	-1.2%
Deferred	(35)	1,019	-103.5%	(83)	841	-109.8%
Net profit	1,265	1,712	-26.1%	1,951	3,678	-47.0%
Net majority income	1,193	1,670	-28.5%	1,800	3,510	-48.7%

Net Revenues

Net revenue increased 2.8% to Ps.6,936 million in 4Q18, from Ps.6.747 million in the comparable quarter last year, mainly due to strong growth in Concrete and Cement in Paraguay, further supported by the Aggregates segment.

Revenues in Cement, masonry and lime revenues in Argentina were down 5.9% YoY amid the volume drop and despite the favorable price environment. Cement revenues in Paraguay increased 57.0% YoY, driven by the recovery in sales volumes coupled with the Paraguayan Guarani appreciation against the Argentine peso.

Continued growth in record high volumes and higher prices, Concrete revenues rose 24.6% YoY. By contrast, Railroad revenues decreased 2.5% YoY, as price increase did not offset sales volume drop. Aggregate revenues were up 19.8% YoY during the period, driven by volume increase as well as favorable pricing dynamics.

For FY18, net revenues increased 7.9% to Ps.26,807 million from Ps. 24,839 in the FY17, mainly due to revenues growth in Cement, masonry Cement, and lime in Argentina and Paraguay, together with the Concrete segment.

Cost of sales, and Gross profit

Cost of sales decreased 1.0% YoY reaching Ps.4,891 million in 4Q18, principally reflecting the impact of the peso depreciation on the Company’s cost structure, mainly in thermal and electricity costs. The increment in Cost of Sales was partially offset mainly by the lower volume sold in the Cement, masonry and lime segment in Argentina.

Gross profit rose 13.2% YoY to Ps.2,045 million in 4Q18 from Ps.1,807 million in 4Q17, with gross profit margin expanding 270 basis points YoY to 29.5%.

During FY18, gross profit increased 7.8% to Ps.6,824 million with gross profit margin remaining stable at 25.5%

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) in 4Q18 decreased 8.0% YoY to Ps.486 million, from Ps.528 million in 4Q17. As a percentage of revenues, SG&A declined 82 basis points to 7.0% in 4Q18, from 7.8% in 4Q17 principally due to cost management along with a reduction in the effective sales tax rate.

During FY18, SG&A fell 1.8% in absolute values from the year-ago levels, and as a percentage of sales contracted by 71 basis points to 7.2%, from 7.9% in FY17.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	%Chg.	2018	2017	%Chg.
Adjusted EBITDA reconciliation:
Net profit	1,265	1,712	-26.1%	1,951	3,678	-47.0%
(+) Depreciation and amortization	509	390	30.4%	2,121	1,742	21.8%
(+) Tax on debits and credits to bank accounts	56	89	-36.9%	254	305	-16.6%
(+) Income tax expense	556	(727)	-176.5%	1,132	222	410.0%
(+) Financial interest, net	92	62	48.7%	508	412	23.4%
(+) Exchange rate differences, net	(317)	388	-181.7%	1,242	124	898.1%
(+) Other financial expenses, net	39	(9)	-542.1%	127	78	63.1%
(+) Gain on net monetary position	(42)	(115)	-63.7%	(214)	(342)	-37.6%
Adjusted EBITDA	2,159	1,790	20.6%	7,121	6,218	14.5%
Adjusted EBITDA Margin	31.1%	26.5%	+459bps	26.6%	25.0%	+153bps

Adjusted EBITDA increased 20.6% YoY in the fourth quarter of 2018 to Ps.2,159 million, with Adjusted EBITDA margin expanding 459 basis points to 31.1% compared to 26.5% in 4Q17.

As previously reported, excluding the application of IAS 29, as shown on Tables 1b, Adjusted EBITDA in Ps. increased 79.3% YoY in the fourth quarter of 2018, mainly driven by the Cement segments in Argentina and Paraguay, with Adjusted EBITDA margin expanding 496 basis points to 31.9% compared to 26.9% in 4Q17.

Table 11, presenting financial Data by Segment as previously reported (Excluding IAS 29), shows that Adjusted EBITDA for the Cement segment in Argentina increased during the fourth quarter 69.2% YoY and the margin expanded by 554 basis points to 34.6%. The Cement segment in Paraguay, reported a 119.8% YoY increase in Adjusted EBITDA while Adjusted EBITDA margin was 40.3%, remaining almost flat compared to the same period one year ago. In addition, the Concrete segment reported an increase of Ps.43 million in Adjusted EBITDA reaching Ps.66 million, with the margin expanding 216 basis points mainly as a result of higher sales volumes. Adjusted EBITDA for the Railroad segment increased 84.2%% in the fourth quarter of 2018, and the Adjusted EBITDA margin continued to expand during the quarter to 17.1% from 13.4% in the comparable period in 2017 benefitting higher revenues and lower fixed costs.

During FY18, Adjusted EBITDA increased 14.5% reaching Ps.7,121 million from Ps.6,218 million in FY17, with an Adjusted EBITDA margin expansion of 153 basis points, from 25.0% in 2017 to 26.6% in 2018.

Finance Costs-Net

Table 5: Finance Costs, net
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	% Chg.	2018	2017	% Chg.
Exchange rate differences	317	(388)	-181.7%	(1,242)	(124)	898.1%
Financial income	95	29	228.0%	27	28	-4.8%
Financial expenses	(226)	(82)	176.6%	(661)	(518)	27.8%
Gain on net monetary position	42	115	-63.7%	214	342	-37.6%
Total Finance Costs, Net	228	(327)	-169.8%	(1,663)	(271)	512.6%

During 4Q18, the Company reported a gain of Ps.228 million in total finance costs-net compared to a loss of Ps.327 million in the previous year fourth quarter, mainly due to the gain in foreign exchange differences resulting from the peso appreciation in the period.

Net Financial expense increased by Ps.144 million as a result of higher interest rates.

During FY18, total finance costs, net increased Ps.1,391 million to Ps. 1,663 million from Ps.271 million in FY17, mainly as a result of a higher foreign exchange loss due to the sharp peso depreciation experienced during the period.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit for 4Q18, decreased 26.1% to Ps.1,265 million from Ps.1,712 million in the corresponding quarter of the previous year. The effective tax rate increased to 30.5% in 4Q18 from -73.8% in the year-ago period. During the fourth quarter of 2017, deferred income tax provision was adjusted downward as a result of the tax rate reduction from the Tax Reform enacted on December 2017.

Net Profit Attributable to Owners of the Company declined 28.5% YoY, or Ps.477 million, to Ps.1,193 million in 4Q18. During the quarter, the Company reported earnings per common share of Ps.2.0016 and earnings per ADR of Ps.10.0079, compared with earnings per share of Ps.2.9240 and earnings per ADR of Ps.14.6199 in 4Q17.  Additionally, this year net profit was also negatively impacted by foreign exchange losses when compared to previous one.

During FY18, Net Profit attributable to owners of the Company decreased 48.7% YoY, to Ps.1,800 million, from Ps.3,510 million in FY17.

Capitalization

Table 6: Capitalization and Debt Ratio
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2018	2017

Total Debt	5,963	6,443
- Short-Term Debt	3,355	2,598
- Long-Term Debt	2,607	3,845
Cash and Cash Equivalents	2,902	4,695
Total Net Debt	3,061	1,748
Shareholders' Equity	16,553	14,131
Capitalization	22,516	20,574
LTM Adjusted EBITDA	7,121	6,218
Net Debt /LTM Adjusted EBITDA	0.43x	0.28x

As of December 31, 2018, total cash and cash equivalents were Ps.2,902 million compared with Ps.4,695 million as of the December 31, 2017 mainly due to increased capex investments and higher borrowings repayments. Total debt at the close of the quarter stood at Ps.5,963 million, composed by Ps.3,355 million in short-term borrowings, including the current portion of long-term borrowings (or 56% of total borrowings), and Ps.2,607 million in long-term borrowings (or 44% of total borrowings).

As of December 31, 2018, 41%, or Ps.2,425 million, Loma Negra’s total debt was denominated in U.S. dollars, 44% (or Ps.2,633 million) in Guaraníes, and 15% (or Ps.905 million) in Argentine pesos. The average duration of Loma Negra’s total debt was 1.6 years.

As of December 31, 2018, Ps.3,014 million, or 51%, of the Company’s total consolidated borrowings bore interest at floating rates, including Ps.60 million of Peso-denominated borrowings that bore interest at rates based on the Buenos Aires Deposits of Large Amount Rate, or BADLAR, Ps.2,425 million of foreign currency-denominated borrowings that bore interest at rates based on Libor, and Ps.529 million of borrowings with other floating interest rate.

The Net Debt to Adjusted EBITDA (LTM) ratio increased to 0.43x as of December 31, 2018 from 0.28x as of December 31, 2017 reflecting the use of funds in operations and investing activities.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows FY18 and FY17 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Twelve-months ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,951	3,678
Adjustments to reconcile net profit to net cash provided by operating activities	3,893	2,128

Changes in operating assets and liabilities:	(1,664)	(729)
Net cash generated by operating activities	4,179	5,077

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment, Intangible Assets, net	(4,178)	(2,238)
Others	(46)	9

Net cash used in investing activities	(4,224)	(2,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds / Repayments from borrowings, Interest paid	(2,390)	(1,759)
Dividends paid	-	(771)
IPO proceeds	-	2,843
Net cash (used in) generated by financing activities	(2,390)	312

Net decrease in cash and cash equivalents	(2,435)	3,160
Cash and cash equivalents at the beginning of the year	4,695	1,480
Effect of the re-expression in homogeneous cash currency (“Inflation-Adjusted”)	(98)	(51)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	741	105

Cash and cash equivalents at the end of the period	2,902	4,695

During FY18, the Company made capital expenditures for a total of Ps.4,224 million, of which 35% was allocated to the expansion of production capacity of L’Amalí plant. In the FY18, cash flow generated by operating activities was Ps.4,179 million compared to Ps.5,077 million in FY17 explained mainly by higher tax payments.

Expansion of L’Amalí Plant.

Loma Negra is moving ahead with the capital expenditure at its L’Amalí plant, which will add 2.7 million tons annually and drive higher profitability. This expansion involves a total capital expenditure, originally estimated at approximately US$350 million, and is expected to be completed early 2020.

For this project, the Company contracted Sinoma International Engineering Co. Ltd. (“Sinoma”) for the construction of the new cement production line with a capacity of 5,800 tons per day of clinker. The agreement includes the engineering, provision and shipment of all the equipment for the plant and its construction.

The Company continued to make progress with overall project execution during the quarter. Main equipment are under the delivery-to-site process. In addition, the steel structure is under construction and the electromechanical construction works started by year end. Civil works for major equipment remain on schedule. Additions to Property, Plant and Equipment related to this project during 4Q18 amounted to approximately Ps.1.900 million, and Ps.3.300 million during the whole year, or approximately US$ 50 million and US$ 96 million, respectively.

Hyperinflationary economy

In recent years, inflation levels in Argentina have been high, having accumulated an inflation rate in the last three years that has exceeded 100%, without expectations of a significant decrease in the short term. Likewise, the presence of qualitative indicators of high inflation, provided in the International Accounting Standard No. 29 (IAS 29), showed coincident evidence. Therefore, on September 29, 2018, the FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas) issued Resolution JG No. 539/18, approved by the CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires) through Resolution CD No. 107/18, indicating, among other issues, that Argentina should be considered an inflationary economy in in accordance with the terms of professional accounting standards as of July 1, 2018, in line with the vision of international organizations.

International Accounting Stantard (“IAS”) 29 states that, in a context of high inflation, financial statements must be presented in a standard unit of measurement; that is, in a inflation-adjusted currency at the end of the reporting period. However, the Company could not present its restated financial statements because Decree No. 664/03 of the National Executive Power (PEN) prohibited official bodies, including the Argentinean National Securities Commission (CNV), from receiving financial statements adjusted for inflation.

Through Law No. 27,468, published on December 4, 2018 in the Official Gazette of the Nation, Decree No. 1,269/02 of the PEN and its amendments were repealed (including Decree No. 664 of the aforementioned PEN). The provisions of the aforementioned law entered into force as of December 28, 2018, the date on which CNV General Resolution No. 777/18 was published, which established that the annual financial statements, for intermediate and special periods that close as of December 31, 2018 inclusive, must be submitted in homogeneous currency (“Inflation-Adjusted”).

In accordance with IAS 29, the amounts of the financial statements that are not expressed in the currency of the period in which they are reported must be restated by applying a general price index. For this purpose, and as established by Resolution JG N ° 539 of the FACPCE, coefficients calculated from indices published by the Federation have been applied, resulting from combining domestic Consumer Price Indexes (CPI) published by the INDEC (National Statistics and Census Institute) to from January 1, 2017 and, backwards, internal Wholesale Price Indexes (IPIM) prepared by said Institute or, in its absence, consumer price indexes published by the General Directorate of Statistics and Census of the City Autonomous University of Buenos Aires. The variation of the index used for the restatement of these financial statements was 47.65% in the fiscal year ended on December 31, 2018 and 24.80% in the previous year.

4Q18 Earnings Conference Call

When:                10:00 a.m. U.S. ET (12:00 p.m. BAT), March 08, 2019

Dial-in:	0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International)

Password:  Loma Negra Earnings Call

Webcast:    https://services.choruscall.com/links/loma190308CaqWGGjN.html

Replay:
A telephone replay of the conference call will be available between March 8, 2018 at 1:00 pm U.S. E.T. and ending on March 15, 2019. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 10128717. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com

Definitions

Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players.

Net Debt is calculated as borrowings less cash and cash equivalents.

About Loma Negra
Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction.  Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels.  The Company also owns a 51% equity stake in an integrated cement production plant in Paraguay, which is one of two leading cement producers in that country.  Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares.  For more information, visit www.lomanegra.com.

Note
The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars.  The information presented in U.S. dollars is for the convenience of the reader only.  Certain figures included in this report have been subject to rounding adjustments.  Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

Disclaimer
This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties.  These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives.  In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.  The forward-looking statements are based on the information currently available to us.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events.  Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur.  Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong.  You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering.  Therefore, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.

IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Gastón Pinnel, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com
--- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position as of December 31, 2017 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	As of December 31,
	2018	2017
ASSETS
Non-Current assets
Property, plant and equipment	21,878	18,310
Intangible assets	219	225
Investments	2	2
Goodwill	17	17
Inventories	677	635
Deferred tax assets	942	214
Other receivables	4	-
Trade accounts receivable	23,738	19,404
Total non-current assets
Current assets
Inventories	3,778	3,195
Other receivables	383	367
Trade accounts receivable	2,065	1,865
Investments	2,095	4,416
Cash and banks	807	279
Total current assets	9,128	10,122
TOTAL ASSETS	32,866	29,526
SHAREHOLDERS' EQUITY
Capital stock and other capital related accounts	7,186	7,186
Reserves	2,280	137
Retained earnings	5,438	5,782
Accumulated other comprehensive income	274	34
Equity attributable to the owners of the Company	15,179	13,138
Non-controlling interests	1,375	993
TOTAL SHAREHOLDERS' EQUITY	16,553	14,131
LIABILITIES
Non-current liabilities
Borrowings	2,607	3,845
Accounts payables	387	105
Provisions	293	238
Tax liabilities	-	1
Other liabilities	8	23
Deferred tax liabilities	3,186	3,100
Total non-current liabilities	6,481	7,312
Current liabilities
Borrowings	3,355	2,598
Accounts payable	4,853	3,487
Advances from customers	169	305
Salaries and social security payables	634	800
Tax liabilities	780	846
Other liabilities	41	47
Total current liabilities	9,831	8,083
TOTAL LIABILITIES	16,313	15,395
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	32,866	29,526

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,			Twelve-months ended December 31,
	2018	2017	% Change	2018	2017	% Change
Net revenue	6,936	6,747	2.8%	26,807	24,839	7.9%
Cost of sales	(4,891)	(4,939)	-1.0%	(19,983)	(18,510)	8.0%
Gross profit	2,045	1,807	13.2%	6,824	6,329	7.8%
Selling and administrative expenses	(486)	(528)	-8.0%	(1,934)	(1,969)	-1.8%
Other gains and losses	91	121	-24.9%	109	116	-6.1%
Tax on debits and credits to bank accounts	(56)	(89)	-36.9%	(254)	(305)	-16.6%
Finance costs, net
Exchange rate differences	317	(388)	-181.7%	(1,242)	(124)	898.1%
Financial income	95	29	228.0%	27	28	-4.8%
Financial expenses	(226)	(82)	176.6%	(661)	(518)	27.8%
Gain on net monetary position	42	115	-63.7%	214	342	-37.6%
Profit before taxes	1,822	985	85.0%	3,083	3,900	-21.0%
Income tax expense
Current	(521)	(292)	78.5%	(1,049)	(1,062)	-1.2%
Deferred	(35)	1,019	-103.5%	(83)	841	-109.8%
Net profit	1,265	1,712	-26.1%	1,951	3,678	-47.0%

Other Comprehensive Income
Items to be reclassified through profit and loss:
Exchange differences on translating foreign operations	(566)	45	n.m.	472	(10)	n.m.
Total other comprehensive (loss) income	(566)	45	n.m.	472	(10)	n.m.
TOTAL COMPREHENSIVE INCOME	699	1,757	-60.2%	2,422	3,668	-34.0%
Net Profit (loss) for the period attributable to:
Owners of the Company	1,193	1,670	-28.5%	1,800	3,510	-48.7%
Non-controlling interests	72	42	72.4%	151	168	-10.3%
NET PROFIT FOR THE PERIOD	1,265	1,712	-26.1%	1,951	3,678	-47.0%
Total comprehensive income (loss) attributable to:
Owners of the Company	904	1,693	-46.6%	2,040	3,505	-41.8%
Non-controlling interests	(205)	64	-420.1%	382	163	133.8%
TOTAL COMPREHENSIVE INCOME	699	1,757	-60.2%	2,422	3,668	-34.0%
Earnings per share (basic and diluted):	2.0016	2.9240	-31.5%	3.0198	6.1464	-50.9%

Table 10: Condensed Interim Consolidated Statement of Cash Flows for the Twelve-months Ended December 31, 2018 and 2017 (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)
	Twelve-months ended December 31,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	1,951	3,678
Adjustments to reconcile net profit to net cash provided by operating activities
Income tax expense	1,132	222
Depreciation and amortization	2,121	1,742
Provisions	71	38
Interest expense	416	379
Interest income	-	9
Exchange rate differences	175	(254)
Others	(6)	-
Gain on disposal of Property, plant and equipment	(17)	(8)
Changes in operating assets and liabilities
Inventories	(391)	395
Other receivables	30	99
Trade accounts receivable	(709)	(831)
Advances from customers	(100)	133
Accounts payable	667	95
Salaries and social security payables	67	245
Provisions	(111)	(42)
Tax liabilities	(36)	(15)
Other liabilities	217	(19)
Income tax paid	(1,085)	(447)
Deferred tax liabilities	-	-
Gain on net monetary position	(214)	(342)
Net cash generated by operating activities	4,179	5,077

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of Property, plant and equipment	5	25
Payments to acquire Property, plant and equipment	(3,417)	(2,217)
Payment of advances of Property, plant and equipment	(743)	-
Payments to acquire Intangible Assets	(22)	(46)
Interest collected	-	54
Contributions to Trust	(46)	(46)
Net cash used in investing activities	(4,224)	(2,229)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	1,449	4,797
Interest paid	(924)	(853)
Dividends paid	-	(771)
Repayment of borrowings	(2,915)	(5,702)
IPO proceeds	-	2,843
Net cash (used in) generated by financing activities	(2,390)	312
Net increase/(decrease) in cash and cash equivalents	(2,435)	3,160
Cash and cash equivalents at the beginning of the period	4,695	1,480
Effect of the re-expression in homogeneous cash currency (“Inflation-Adjusted”)	(98)	(51)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	741	105

Cash and cash equivalents at the end of the period	2,902	4,695

Table 11: Financial Data by Segment (2018 figures exclude the impact of IAS 29 and 2017 figures are as previously reported)
(amounts expressed in millions of pesos, unless otherwise noted)
	Three-months ended December 31,				Twelve-months ended December 31,
	2018	%	2017	%	2018	%	2017	%
Net revenue	6,741	100.0%	4,452	100.0%	22,163	100.0%	15,287	100.0%
Cement, masonry cement and lime—Argentina	4,879	72.4%	3,434	77.1%	16,283	73.5%	11,649	76.2%
Cement—Paraguay	657	9.7%	284	6.4%	1,960	8.8%	1,153	7.5%
Concrete	1,133	16.8%	618	13.9%	3,657	16.5%	1,903	12.5%
Railroad	650	9.6%	452	10.2%	2,136	9.6%	1,608	10.5%
Aggregates	121	1.8%	68	1.5%	334	1.5%	261	1.7%
Others	34	0.5%	27	0.6%	118	0.5%	133	0.9%
Eliminations	(732)	-10.9%	(430)	-9.7%	(2,325)	-10.5%	(1,421)	-9.3%
Cost of sales	4,499	100.0%	3,157	100.0%	15,436	100.0%	10,850	100.0%
Cement, masonry cement and lime—Argentina	3,045	67.7%	2,321	73.5%	10,619	68.8%	7,986	73.6%
Cement—Paraguay	457	10.1%	201	6.4%	1,379	8.9%	803	7.4%
Concrete	1,046	23.2%	586	18.5%	3,422	22.2%	1,795	16.5%
Railroad	536	11.9%	387	12.3%	1,913	12.4%	1,352	12.5%
Aggregates	129	2.9%	77	2.5%	360	2.3%	267	2.5%
Others	20	0.4%	16	0.5%	67	0.4%	67	0.6%
Eliminations	(732)	-16.3%	(430)	-13.6%	(2,325)	-15.1%	(1,421)	-13.1%
Selling, admin. expenses and other gains & losses	365	100.0%	265	100.0%	1,452	100.0%	1,120	100.0%
Cement, masonry cement and lime—Argentina	264	72.4%	200	75.5%	1,085	74.7%	851	75.9%
Cement—Paraguay	25	6.9%	10	3.8%	64	4.4%	44	3.9%
Concrete	31	8.4%	21	7.8%	118	8.1%	78	7.0%
Railroad	42	11.5%	25	9.4%	150	10.3%	105	9.4%
Aggregates	(8)	-2.3%	0	0.1%	(4)	-0.3%	4	0.4%
Others	11	3.1%	9	3.5%	40	2.7%	38	3.4%
Depreciation and amortization	272	100.0%	168	100.0%	892	100.0%	626	100.0%
Cement, masonry cement and lime—Argentina	118	43.5%	85	50.6%	416	46.6%	343	54.7%
Cement—Paraguay	90	32.9%	47	27.9%	280	31.4%	171	27.3%
Concrete	9	3.3%	11	6.7%	32	3.6%	25	3.9%
Railroad	40	14.5%	20	12.0%	137	15.4%	75	12.0%
Aggregates	15	5.4%	4	2.4%	24	2.7%	11	1.7%
Others	1	0.3%	1	0.3%	3	0.3%	2	0.4%
Adjusted EBITDA	2,149	100.0%	1,199	100.0%	6,167	100.0%	3,942	100.0%
Cement, masonry cement and lime—Argentina	1,689	78.6%	998	83.3%	4,994	81.0%	3,155	80.0%
Cement—Paraguay	265	12.3%	120	10.0%	796	12.9%	477	12.1%
Concrete	66	3.1%	23	1.9%	150	2.4%	55	1.4%
Railroad	111	5.2%	61	5.0%	210	3.4%	225	5.7%
Aggregates	15	0.7%	(5)	-0.4%	2	0.0%	1	0.0%
Others	3	0.2%	2	0.2%	14	0.2%	30	0.8%
Reconciling items:
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	10		592		954		2,276
Depreciation and amortization	(509)		(390)		(2,121)		(1,742)
Tax on debits and credits banks accounts	(56)		(89)		(254)		(305)
Finance costs, net	228		(327)		(1,663)		(271)
Income tax	(556)		727		(1,132)		(222)
NET PROFIT FOR THE PERIOD	1,265		1,712		1,951		3,678

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 7, 2019	By:	/s/ Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer